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SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

Amendment No. 4
To

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

VARSITY BRANDS, INC.
(Name of the Issuer)

VARSITY BRANDS, INC.
VBR HOLDING CORPORATION
VB MERGER CORPORATION
GREEN EQUITY INVESTORS IV, L.P.
GEI CAPITAL IV, LLC
JEFFREY G. WEBB
JOHN M. NICHOLS
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

765670-10-4
(CUSIP Number of Class of Securities)

JOHN M. NICHOLS C/O VARSITY BRANDS, INC. 6745 LENOX CENTER COURT, SUITE 300 MEMPHIS, TENNESSEE 38115 TELEPHONE (901) 387-4300	JONATHAN A. SEIFFER C/O VBR HOLDING CORPORATION 11111 SANTA MONICA BOULEVARD, SUITE 2000 LOS ANGELES, CALIFORNIA 90025 TELEPHONE (310) 954-0444

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)

With Copies to:

CLIFFORD A. BRANDEIS, ESQ. ZUKERMAN GORE & BRANDEIS, LLP 900 THIRD AVENUE NEW YORK, NEW YORK 10022 TELEPHONE (212) 223-6700	HOWARD A. SOBEL, ESQ. LATHAM & WATKINS LLP 885 THIRD AVENUE NEW YORK, NEW YORK 10022 TELEPHONE (212) 906-1200

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$75,826,013.79	$15,165.20
*
For purposes of calculating the filing fee only, the transaction valuation was based upon the sum of (i) the product of 10,977,997 shares of common stock, par value $0.01 per share, of Varsity Brands, Inc., a Delaware corporation, at a price of $6.57 per share and (ii) the cash-out or exchange of 1,666,925 shares of Varsity's stock covered by options to purchase Varsity's common stock, at an aggregate cost of $3,700,573.50.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,165.20	Filing Party: Varsity Brands, Inc.
Form or Registration No.: Schedule 14A	Date Filed: May 28, 2003

INTRODUCTION

        This Amendment No. 4 (the "Schedule 13E-3") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed on May 28, 2003, is being filed with the Securities and Exchange Commission in connection with the merger (the "Merger") of VB Merger Corporation, a Delaware corporation ("VB Merger Corp") and wholly owned subsidiary of VBR Holding Corporation ("VBR Holding Corp"), with and into Varsity Brands, Inc., a Delaware corporation ("Varsity") pursuant to an Agreement and Plan of Merger, dated as of April 21, 2003 (the "Merger Agreement"), by and among Varsity, VB Merger Corp and VBR Holding Corp. Pursuant to the Merger Agreement, Varsity will continue as the surviving corporation, and each issued and outstanding share of common stock of Varsity, other than shares held by dissenting stockholders, will be cancelled and converted into the right to receive a cash payment per share, without interest, of $6.57.

        Prior to the consummation of the Merger and pursuant to the terms of a Contribution and Subscription Agreement between Jeff Webb and VBR Holding Corp, dated as of April 21, 2003, Jeff Webb will contribute shares of Varsity common stock to VBR Holding Corp in exchange for shares of VBR Holding Corp common stock. Also prior to the consummation of the Merger and pursuant to a Contribution and Option Exchange Agreement between John Nichols and VBR Holding Corp, dated as of April 21, 2003, John Nichols will exchange options to acquire shares of Varsity common stock for options to acquire shares of VBR Holding Corp common stock and will contribute cash to VBR Holding Corp in exchange for common stock of VBR Holding Corp. In addition, two other executive officers of Varsity, J. Kristyn Shepherd and Gregory C. Webb, have each entered into Contribution and Subscription Agreements with VBR Holding Corp pursuant to which each will contribute shares of Varsity common stock to VBR Holding Corp in exchange for shares of VBR Holding Corp common stock.

        As a result of the Merger, Varsity, the issuer of the equity securities which are subject of the Rule 13e-3 transaction, will become a wholly owned subsidiary of VBR Holding Corp. This Schedule 13E-3 is being filed by Varsity, VB Merger Corp, VBR Holding Corp, Green Equity Investors IV, L.P., a Delaware limited partnership ("Green Equity"), GEI Capital IV, LLC ("GEI Capital"), Jeff Webb and John Nichols.

        Concurrently, with the filing of this Schedule 13E-3, Varsity is filing a proxy statement (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the Varsity board of directors is soliciting proxies from stockholders of Varsity in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (A). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

        The filing of this Schedule 13E-3 shall not be construed as an admission by VBR Holding Corp, VB Merger Corp, Green Equity, GEI Capital or any of their affiliates that Varsity is "controlled" by or under common "control" with VBR Holding Corp, VB Merger Corp, Green Equity, GEI Capital or that any of VBR Holding Corp, VB Merger Corp, Green Equity, GEI Capital or any of their affiliates is an "affiliate" of Varsity within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1. SUMMARY TERM SHEET

        The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

        (a)   Name and Address. The information set forth in the Proxy Statement under the caption "Summary Term Sheet—Information About the Participants" is incorporated herein by reference.

        (b)   Securities. The information set forth in the Proxy Statement under the caption "Summary Term Sheet—The Special Meeting—Record Date for Voting" is incorporated herein by reference.

        (c)   Trading Market and Price. The information set forth in the Proxy Statement under the caption "Trading Market and Price" is incorporated herein by reference.

        (d)   Dividends. The information set forth in the Proxy Statement under the caption "Dividends" is incorporated herein by reference.

        (e)   Prior Public Offerings. None.

        (f)    Prior Stock Purchases. None.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON

        (a)—(c)    Name and Address. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Information About the Participants" and "Other Matters—Information about Green Equity Investors, GEI Capital, VBR Holding Corporation and VB Merger Corporation" is incorporated herein by reference. The business address for Jeff Webb and John Nichols is 6745 Lenox Center Court, Suite 300, Memphis, Tennessee 38115.

        Directors and Executive Officers of Varsity. The table below sets forth for each of the directors and executive officers of Varsity their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, unless otherwise noted. Unless indicated otherwise, each person's principal address is c/o Varsity Brands, Inc., 6745 Lenox Center Court, Suite 300, Memphis, Tennessee 38115 and each person's business telephone number is (901) 387-4300.

        Set forth below is biographical information regarding each director and executive officer of Varsity based on information supplied by them.

        Robert E. Nederlander.    Mr. Nederlander has been Chairman of the Board of Varsity since April 1988. Mr. Nederlander has been President and/or a Director since November 1981 of the Nederlander Organization, Inc., an owner and operator of live theaters in New York City. Since December 1998 Mr. Nederlander has been managing member of the Nederlander Company L.L.C., an operator of live theaters outside of New York City. He has been a limited partner and a Director of the New York Yankees since 1973. Mr. Nederlander has been President since October 1985 of Nederlander Television and Film Productions, Inc. and Chairman of the Board and Chief Executive Officer from January 1985 to January 2002 of MEGO Financial Corporation. Mr. Nederlander was a director of MEGO Mortgage Corporation from December 1996 until June 1998. Mr. Nederlander has been a director of Allis-Chalmers Corp. since May 1989. In 1995, Mr. Nederlander became a director of HFS Incorporated, which later merged into Cendant Corporation, where he continues as a director. Mr. Nederlander also served as a director of News Communications, Inc., a publisher of community-oriented free circulation newspapers, from October 1996 until June 2002.

        Jeffrey G. Webb.    Jeff Webb has been the Vice Chairman of Varsity's board of directors since June 1997. Jeff Webb was appointed Varsity's Chief Executive Officer and President in June 2001, and previously served as Varsity's Chief Operating Officer from October 1999 through June 2001.

        John M. Nichols.    John Nichols has been Chief Financial Officer, Secretary and Treasurer of Varsity since June 2001. John Nichols has served as Senior Vice President, Finance of Varsity Spirit Corporation since July 1992 and Chief Financial Officer since April 1994.

        Leonard Toboroff.    Mr. Toboroff has been Vice President of Varsity since April 1988. Since May 1989, Mr. Toboroff has been a Vice President and Vice Chairman of the Board of Allis-Chalmers Corp. Mr. Toboroff was a director of Banner Aerospace, Inc., from April 1993 to February 2001, and Hi-Rise Recycling, Inc. from March 1999 to March 2001. Mr. Toboroff has been a practicing attorney since 1961. He has been a Director of Varsity since August 1988. Mr. Toboroff has been a director of Engex, Inc. since March 1999.

        Don R. Kornstein.    Mr. Kornstein is currently Chairman and Chief Executive Officer of Alpine Advisors LLC, a company engaged in strategic, management and financial consulting. Prior to this Mr. Kornstein was a member of the Board of Directors, Chief Executive Officer and President of Jackpot Enterprises, Inc., a New York Stock Exchange listed company engaged in the gaming industry, from September 1994 through February 2000. Mr. Kornstein has been a director of Varsity since April 1995. On July 17, 2003, Mr. Kornstein became a member of the Board of Directors of Shuffle Master, Inc.

        John McConnaughy, Jr.    Mr. McConnaughy has been Chairman and Chief Executive Officer of JEMC Corp. since 1988. Mr. McConnaughy was the Chairman of the Board of the Excellence Group until January 13, 1999. Mr. McConnaughy has been a Director of Fortune Natural Resources since 2000, Levcor International, Inc. since 1994, Wave Systems, Inc. since 1998, Consumer Portfolio Services Inc. since 2001 and Overhill Farms Inc. since 2002. Mr. McConnaughy was a Director of MEGO Financial Corporation from 1988 until 2002. He has been a director of Varsity since September 1989.

        Glenn E. "Bo" Schembechler.    Mr. Schembechler is a retired head football coach of the University of Michigan. Mr. Schembechler has been a Director of the Midland Company since 1983. He has been a director of Varsity since September 1991.

        Arthur N. Seessel, III.    Mr. Seessel has served as a consultant to Schnuck Markets, Inc. and has been a member of the Board of Directors of: First Trust Bank, Wunderlich Securities, Land O'Frost, Inc., and Auto Radio Inc. He has been a director of Varsity since February 1999.

        W. Kline Boyd.    Mr. Boyd has been Senior Vice President and General Manager Varsity Spirit Fashions since March 1989. Mr. Boyd has been a member of the Board of Directors of Boyd & McWilliams Energy Group, Inc. since 1978 and has been a member of the Board of Directors of Smith Oil Company, Inc. since 1988.

        Gregory C. Webb.    Mr. Webb has been Senior Vice President and General Manager Universal Cheerleaders Association since 1989. Mr. Webb has been general manager of the Universal Cheerleaders Association operations since 1986.

        J. Kristyn Shepherd.    Ms. Shepherd has been Senior Vice President Universal Cheerleaders Association since 1989.

        The principal business address of the Nederlander Organization, Inc., the Nederlander Company L.L.C., and Nederlander Television and Film Productions, Inc. is 1450 Broadway, New York, NY 10018. The principal business address of MEGO Financial Corporation is 4310 Paradise Road, Las Vegas, NV 89109. The principal business address of Cendant Corporation is 9 West 57th Street, 37th Floor, New York, NY 10019. The principal address of News Communications, Inc. is 2 Park Avenue, New York, NY 10016. The principal business address of the New York Yankees is Yankee Stadium, 161st Street and River Avenue, Bronx, NY 10452.

        The principal business address of Allis-Chalmers Corp. is 7660 Woodway #200, Houston, TX 77063. The principal business address of Banner Aerospace, Inc. is 45025 Aviation Drive, Suite 400, Dulles, VA 20166. The principal business address of Engex, Inc. is 44 Wall Street, New York, NY 10005. The principal business address of Hi-Rise Recycling is 382 Fifth Avenue, New York, NY 10021.

        The principal business address of Alpine Advisors LLC is 825 Lakeshore Blvd., Incline Village, NV 89451. The principal business address of Jackpot Enterprises, Inc. is 1110 Palms Airport Drive, Las Vegas, NV 89119. The principal business address of Shuffle Master, Inc. is 1106 Palms Airport Drive, Las Vegas, NV 89119.

        The principal business address of JEMC Corp. is 3 Parklands Drive, Darien, CT 06820. The principal business address of the Excellence Group is 1011 High Ridge Road, Stamford, CT 06905. The principal business address of Fortune Natural Resources Corporation is 515 West Greens Road, Houston, TX 77067. The principal business address of Levcor International, Inc. is 462 Fashion Avenue, New York, NY 10018. The principal business address of Consumer Portfolio Services Inc. is 16355 Laguna Canyon Road, Irvine, CA 92618. The principal business address of Overhill Farms Inc. is 2727 East Vernon Avenue, Vernon, CA 90058. The principal business address of Wave Systems, Inc. is 480 Pleasant Street, Lee, MA 01238.

        The principal business address of The Midland Company is 7000 Midland Boulevard, Amelia, OH 45102.

        The principal business address of Wunderlich Securities, Inc. is 6305 Humphreys Boulevard, Suite 210, Memphis, TN 38120. The principal business address of Land O' Frost, Inc. is P.O. Box 670, Lansing, IL 60438-0670. The principal business address of Auto Radio Inc. is 1532 Bonnie Lane, Memphis, TN 38018.

        The principal business address of Boyd & McWilliams Energy Group, Inc. is 550 West Texas, Suite 704, Midland, TX 79701. The principal business address of Smith Oil Company, Inc. is 3838 Oak Lawn Avenue, Suite 1525, Dallas, TX 75219.

        To their knowledge, during the last five years, none of Varsity's directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 4. TERMS OF THE TRANSACTION

        (a)   Material Terms.

          (1)   Not applicable.

          (2)   (i) The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

          (2)   (ii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet—What You Will Be Entitled to Receive in the Merger," and "The Merger—Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

          (2)   (iii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—The Position of Green Equity Investors, GEI Capital, VBR Holding Corporation and VB Merger Corporation as to the Fairness of the Merger," "Special Factors—Position of the Management Investors as to the Fairness of the Merger" and

  "Special Factors—Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.

          (2)   (iv) The information set forth in the Proxy Statement under the captions "Summary Term Sheet—The Special Meeting" and "The Special Meeting—Voting Rights; Vote Required for Adoption" is incorporated herein by reference.

          (2)   (v) The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger" and "Special Factors—Interests of Our Directors and Executive Officers in the Merger" is incorporated herein by reference.

          (2)   (vi) The information set forth in Proxy Statement under the caption "The Merger—Accounting Treatment" is incorporated herein by reference.

          (2)   (vii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" and "Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" is incorporated herein by reference.

        (c)   Different Terms.  The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger" and "Special Factors—Interests of Our Directors and Executive Officers in the Merger" is incorporated herein by reference.

        (d)   Appraisal Rights.  The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Appraisal Rights" and "The Merger—Appraisal Rights" is incorporated herein by reference.

        (e)   Provisions for Unaffiliated Security Holders.  None.

        (f)    Eligibility for Listing or Trading.  Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)   Transactions.

          (1)   The information set forth in the Proxy Statement under the captions "Special Factors—Background of the Merger" and "Other Matters—Certain Transactions with Directors, Executive Officers and Affiliates," is incorporated herein by reference.

          (2)   The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger," "Special Factors—Interests of Our Directors and Executive Officers in the Merger," and "Other Matters—Certain Transactions with Directors, Executive Officers and Affiliates" is incorporated herein by reference.

        (b)—(c)    Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger," "Special Factors—Background of the Merger," and "Special Factors—Interests of Our Directors and Executive Officers in the Merger," "Special Factors—Purpose and Reasons for the Merger; Structure of the Merger," and "Other Matters—Certain Transactions with Directors, Executive Officers and Affiliates," is incorporated herein by reference.

        (e)   Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger," "Special Factors—Background of the Merger," "Special Factors—Interests of Our Directors and Executive Officers in the Merger," and "Other Matters—Certain Transactions with Directors, Executive Officers and Affiliates," is incorporated herein by reference. The information set forth in Exhibits (D)(1) and (D)(2) hereto is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (b)   Use of Securities Acquired. The information set forth in the Proxy Statement under the captions "Special Factors—Purpose and Reasons for the Merger; Structure of the Merger," "Special Factors—Effects of the Merger; Plans or Proposals After the Merger" and "The Merger—Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

        (c)   Plans.

          (1)—(8) The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger," "Dividends," "Special Factors—Purpose and Reasons for the Merger; Structure of the Merger," "Special Factors—Effects of the Merger; Plans or Proposals After the Merger," "Special Factors—Interests of Our Directors and Executive Officers in the Merger," "The Merger—Financing of the Merger," and "The Merger—The Merger Agreement" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

        (a)   Purposes. The information set forth in the Proxy Statement under the captions "Special Factors—Background of the Merger" and "Special Factors—Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.

        (b)   Alternatives. The information set forth in the Proxy Statement under the captions "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger" and "Special Factors—Risk that the Merger will not be Completed" is incorporated herein by reference.

        (c)   Reasons. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendations of Our Board of Directors; Fairness of the Merger," "Summary Term Sheet—Opinion of Rothschild Inc.," "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Opinion of Rothschild Inc.," "Special Factors—The Position of Green Equity Investors, GEI Capital, VBR Holding Corporation and VB Merger Corporation as to the Fairness of the Merger," "Special Factors—The Position of the Management Investors as to the Fairness of the Merger," and "Special Factors—Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.

        (d)   Effects. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors—Background of the Merger," "Special Factors—Purpose and Reasons for the Merger; Structure of the Merger," "Special Factors—Effects of the Merger; Plans or Proposals After the Merger," "Special Factors—Interests of Our Directors and Executive Officers in the Merger," "Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders," "The Merger—Fees and Expenses of the Merger," "The Merger—Financing of the Merger" and "The Merger—The Merger Agreement" and "The Merger—Appraisal Rights" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

        (a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Summary Term Sheet—Opinion of Rothschild Inc.," "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Opinion of Rothschild Inc.," and "Special Factors—The Position of Green Equity Investors, GEI Capital, VBR Holding Corporation and VB Merger Corporation as to the Fairness of the Merger," "Special Factors—The Position of the Management Investors as to the Fairness of the Merger" and Annex B, "Opinion of Rothschild Inc.," of the Proxy Statement is incorporated herein by reference.

        (c)   Approval of Security Holders. The information set forth in the Proxy Statement under the captions "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—The Position of Green Equity Investors, GEI Capital, VBR Holding Corporation and VB Merger Corporation as to the Fairness of the Merger," "Special Factors—The Position of the Management Investors as to the Fairness of the Merger," and "The Special Meeting—Voting Rights; Vote Required for Adoption" is incorporated herein by reference.

        (d)   Unaffiliated Representative. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," and "Special Factors—The Position of Green Equity Investors, GEI Capital, VBR Holding Corporation and VB Merger Corporation as to the Fairness of the Merger," "Special Factors—The Position of the Management Investors as to the Fairness of the Merger" is incorporated herein by reference.

        (e)   Approval of Directors. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Background of the Merger," and "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger" is incorporated herein by reference.

        (f)    Other Offers. The information set forth in "Special Factors—Background of the Merger" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        (a)—(c)    Report, Opinion or Appraisal; Preparer and Summary of the Report; Availability of the Documents. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Opinion of Rothschild Inc.," "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Opinion of Rothschild Inc.," "Special Factors—The Position of Green Equity Investors, GEI Capital, VBR Holding Corporation and VB Merger Corporation as to the Fairness of the Merger," and "Special Factors—The Position of the Management Investors as to the Fairness of the Merger," is incorporated herein by reference. The full text of the written opinion of Rothschild Inc., dated April 21, 2003, is attached to the Proxy Statement as Annex B. The written materials presented by Rothschild Inc. to the Varsity Board of Directors on April 21, 2003 are set forth as Exhibit (C)(2) hereto and are incorporated herein by reference. The written materials presented by Rothschild Inc. to the Varsity Board of Directors on March 5, 2003 are set forth as Exhibit (C)(3) hereto and are incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

        (a)—(b),    (d)    Sources of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the captions "The Merger—Fees and Expenses of the Merger" and "The Merger—Financing of the Merger" is incorporated herein by reference. The Commitment Letters received by Leonard Green & Partners are set forth as Exhibit (B)(1) and Exhibit (B)(2) hereto and are incorporated herein by reference.

        (c)   Expenses. The information set forth in the Proxy Statement under the captions "The Merger—Fees and Expenses of the Merger" and "The Merger—Financing of the Merger" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)   Securities Ownership. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger," "Special Factors—Interests of Our Directors and Executive Officers in the Merger," and "Other Matters—Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

        (b)   Securities Transactions. Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATIONS

        (d)   Intent to Tender or Vote in a Going–Private Transaction. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger," "Summary Term Sheet—The Special Meeting," "Special Factors—Interests of Our Directors and Executive Officers in the Merger" and "The Special Meeting—Voting Rights; Vote Required for Adoption," is incorporated herein by reference.

        (e)   Recommendations to Others. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—The Position of Green Equity Investors, GEI Capital, VBR Holding Corporation and VB Merger Corporation as to the Fairness of the Merger," "Special Factors—the Position of the Management Investors as to the Fairness of the Merger" and "Special Factors—Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

        (a)   Financial Information. The information set forth in the Proxy Statement under the caption "Selected Consolidated Financial Data of Varsity Brands, Inc." is incorporated herein by reference.

        (b)   Pro Forma Information. None.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)—(b)    Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions "Special Factors—Background of the Merger," "Special Factors—Opinion of Rothschild Inc.," and "The Special Meeting—Solicitation of Proxies" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

        (b)   The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

        (A)  Proxy Statement filed with the Securities and Exchange Commission on August 12, 2003.

        (B)  (1) Commitment Letter and Term Sheet, dated April 16, 2003 among Northwestern Mutual Life Insurance Company, BancAmerica Capital Investors I, L.P. and Leonard Green & Partners.

        (B)  (2) Commitment Letter and Term Sheet, dated April 17, 2003 between Wells Fargo Bank, National Association and Leonard Green & Partners.

        (C)  (1) Opinion of Rothschild Inc., incorporated herein by reference to Annex B to the Proxy Statement.

        (C)  (2) Materials presented by Rothschild Inc. to the Varsity Board of Directors on April 21, 2003.

        (C)  (3) Materials presented by Rothschild Inc. to the Varsity Board of Directors on March 5, 2003. Note: Certain confidential portions of this exhibit have been omitted as indicated in the exhibit and filed with the Securities and Exchange Commission.

        (D)  (1) Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.

        (D)  (2) Form of Voting Agreement, dated as of April 21, 2003, between VBR Holding Corporation and each of Robert Nederlander, Jeffrey Webb, Leonard Toboroff, John McConnaughy, John Nichols, Gregory Webb, David Groelinger, Kline Boyd, and Kristyn Shepherd, incorporated herein by reference to Annex D to the Proxy Statement.

        (D)  (3) Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and Jeffrey Webb.

        (D)  (4) Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and John M. Nichols.

        (D)  (5) Contribution and Subscription Agreement, dated as of April 21, 2003, between Jeffrey Webb and VBR Holding Corporation.

        (D)  (6) Contribution and Option Exchange Agreement, dated as of April 21, 2003, between John M. Nichols and VBR Holding Corporation.

        (D)  (7) Contribution and Subscription Agreement, dated as of July 3, 2003, between J. Kristyn Shepherd and VBR Holding Corporation.

        (D)  (8) Contribution and Subscription Agreement, dated as of July 3, 2003, between Gregory C. Webb and VBR Holding Corporation.

        (F)  Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.

        (G)  None.

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2003

VARSITY BRANDS, INC.
By:	/s/ JOHN M. NICHOLS
	Name:	John M. Nichols
	Title:	Senior Vice President and Chief Financial Officer
/s/ JEFFREY G. WEBB Jeffrey G. Webb
/s/ JOHN M. NICHOLS John M. Nichols
VBR HOLDING CORPORATION
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Vice President
VB MERGER CORPORATION
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Vice President
GREEN EQUITY INVESTORS IV, L.P.
By:	GEI CAPITAL IV, LLC its general partner
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Member
GEI CAPITAL IV, LLC
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(A)	Proxy Statement filed with the Securities and Exchange Commission on August 12, 2003.
(B)(1)	Commitment Letter and Term Sheet, dated April 16, 2003 among Northwestern Mutual Life Insurance Company, BancAmerica Capital Investors I, L.P. and Leonard Green & Partners.
(B)(2)	Commitment Letter and Term Sheet, dated April 17, 2003 between Wells Fargo Bank, National Association and Leonard Green & Partners.
(C)(1)	Opinion of Rothschild Inc., incorporated herein by reference to Annex B to the Proxy Statement.
(C)(2)	Materials presented by Rothschild Inc. to the Varsity Board of Directors on April 21, 2003.
(C)(3)
Materials presented by Rothschild Inc. to the Varsity Board of Directors on March 5, 2003. Note: Certain confidential portions of this exhibit have been omitted as indicated in the exhibit and filed with the Securities and Exchange Commission.
(D)(1)
Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.
(D)(2)
Form of Voting Agreement, dated as of April 21, 2003, between VBR Holding Corporation and each of Robert Nederlander, Jeffrey Webb, Leonard Toboroff, John McConnaughy, John Nichols, Gregory Webb, David Groelinger, Kline Boyd, and Kristyn Shepherd, incorporated herein by reference to Annex D to the Proxy Statement.
(D)(3)	Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and Jeffrey Webb.
(D)(4)	Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and John M. Nichols.
(D)(5)	Contribution and Subscription Agreement, dated as of April 21, 2003, between Jeffrey Webb and VBR Holding Corporation.
(D)(6)	Contribution and Option Exchange Agreement, dated as of April 21, 2003, between John M. Nichols and VBR Holding Corporation.
(D)(7)	Contribution and Subscription Agreement, dated as of July 3, 2003, between J. Kristyn Shepherd and VBR Holding Corporation.
(D)(8)	Contribution and Subscription Agreement, dated as of July 3, 2003, between Gregory C. Webb and VBR Holding Corporation.
(F)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.
(G)	None.

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INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
  ITEM 8. FAIRNESS OF THE TRANSACTION
  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
  ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
  ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 12. THE SOLICITATION OR RECOMMENDATIONS
  ITEM 13. FINANCIAL STATEMENTS
  ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 15. ADDITIONAL INFORMATION
  ITEM 16. EXHIBITS
SIGNATURE
EXHIBIT INDEX